UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: December 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

MOTIF BIO NOTES STATEMENT FROM AMPHION INNOVATIONS

On December 22, 2017, Motif Bio plc (the “Company”) issued a regulatory news service (“RNS”) announcement, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, noting that Amphion Innovations plc (“Amphion”), a substantial shareholder in the Company, issued an RNS announcement relating to the successful restructuring of its loan facility and the extension of the timetable for repayment.  Amphion’s loan facility is secured by 36,371,625 ordinary shares of the Company beneficially held by Amphion.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued by Motif Bio plc, dated December 22, 2017, entitled “Motif Bio notes statement from Amphion Innovations.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: December 22, 2017